UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, relating to the offer by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), through its wholly owned subsidiary, North Acquisition Co., a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated March 16, 2009, to exchange each outstanding common share of CF Holdings, par value $0.01 per share (“CF Common Share”), for one of the following: 1.0 common share of Agrium, no par value (“Agrium Common Share”), and $31.70 in cash; 1.7866 Agrium Common Shares (subject to proration); or $72.00 in cash (subject to proration), upon the terms and conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated March 16, 2009 (the “Prospectus”), which is contained in the Registration Statement on Form F-4 filed with the SEC on March 16, 2009, and (ii) the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, constitute the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9. EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(3)                  CF Holdings investor presentation, dated March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009)

(a)(4)                  Transcript of CF Holdings investor/analyst conference call on March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009)

(a)(5)      Letter to CF Holdings employees, dated March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009)

1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2009

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press release issued by CF Industries Holdings, Inc., dated March 23, 2009 (incorporated by reference to Exhibit 99.1 to CF Industries Holdings, Inc. Current Report on Form 8-K dated March 23, 2009)
(a)(2)	Letter to stockholders of CF Industries Holdings, Inc., dated March 23, 2009*
(a)(3)	CF Industries Holdings, Inc. investor presentation, dated March 23, 2009 (incorporated by reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009)**
(a)(4)	Transcript of CF Industries Holdings, Inc. investor/analyst conference call on March 23, 2009 (incorporated by reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009)***
(a)(5)	Letter to CF Industries Holdings, Inc. employees, dated March 23, 2009 (incorporated by reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009)****
(e)(1)	Excerpts from Proxy Statement on Schedule 14A, dated March 16, 2009, relating to CF Industries Holdings, Inc.’s 2009 Annual Meeting of Shareholders*
(e)(2)

Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Stephen R. Wilson (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(3)

Change in Control Severance Agreement, effective as of May 8, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and Anthony J. Nocchiero (incorporated by reference to Exhibit 10.2 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(4)

Change in Control Severance Agreement, effective as of August 11, 2005, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and David J. Pruett (incorporated by reference to Exhibit 10.7 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(5)

Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Douglas C. Barnard (incorporated by reference to Exhibit 10.3 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(6)

Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Philipp P. Koch (incorporated by reference to Exhibit 10.5 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(7)

Change in Control Severance Agreement, effective as of April 24, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and W. Anthony Will (incorporated by reference to Exhibit 10.9 to CF Industries Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

(e)(8)	Change in Control Severance Agreement, effective as of August 1, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Wendy Jablow Spertus*
(e)(9)	Change in Control Severance Agreement, effective as of November 19, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Richard A. Hoker*
(e)(10)

Change in Control Severance Agreement, effective as of November 21, 2008, by and between CF Industries Holdings, Inc. and Bert A. Frost (incorporated by reference to Exhibit 10.11 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on February 26, 2009, File No. 0001-32597)

(e)(11)

Form of Indemnification Agreement with Officers and Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to CF Industries Holdings, Inc.’s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)

(e)(12)

Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and CHS Inc. (successor in interest to Agriliance, LLC) dated as of June 20, 2005 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to CF Industries Holdings, Inc.’s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)*****

Exhibit No.	Description
(e)(13)

Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and GROWMARK, Inc. dated as of July 1, 2008 (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on July 1, 2008, File No. 001-32597)*****

(e)(14)

Rights Agreement, dated as of July 21, 2005, between CF Industries Holdings, Inc. and The Bank of New York, as the Rights Agent (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to CF Industries Holdings, Inc.’s Registration Statement on Form S-1 filed with the SEC on July 26, 2005, File No. 333-124949)

*	Previously filed
**	Incorporated by Reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009
***	Incorporated by Reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009
****	Incorporated by Reference to CF Industries Holdings, Inc. Rule 425 Filing on March 23, 2009
*****	Portions of Exhibits (e)(12) and (e)(13) have been omitted pursuant to an order granting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended